FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of January, 2004

GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

COMPAGNIE GENERALE DE GEOPHYSIQUE

Closing of Thales seismic equipment business acquisition by CGG

Paris, January 6, 2004

Compagnie Générale de Géophysique (ISIN : FR0000120164 ; NYSE : GGY) announced today that on January 2, 2004 its wholly owned subsidiary Sercel finalized the acquisition of the seismic equipment business of Thales Underwater Systems (TUS), as previously announced on December 11, 2003. Principally located in Australia, this business includes the development and manufacturing of surface marine seismic acquisition systems, particularly solid streamers, and seabed marine seismic acquisition systems.

The transaction is valued at € 25 million, of which € 22 million were paid in cash at the closing of the deal. TUS’s seismic equipment business will be consolidated within the CGG Group from January 1, 2004 and should represent an additional yearly revenue of the order of the transaction value and a level of profitability similar to that of Sercel’s present marine equipment activity. A total of 95 employees are joining Sercel, including, in particular, a highly skilled Research & Development Division and a manufacturing unit with a proven industrial expertise.

Thierry LE ROUX, President of Sercel declared: “The arrival of the TUS seismic equipment business within SERCEL brings us 10 years of experience in the development of marine seismic equipment. Furthermore, the technological portfolio of TUS, especially in the seabed equipment domain, complements our know-how in this growing market.”

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Contacts :

Christophe PETTENATI AUZIERE	(33) 1 64 47 36 75
Christophe BARNINI	(33) 1 64 47 38 10

Email : invrel@cgg.com
Internet : www.cgg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 — Massy Cedex GENERAL COMPANY OF GEOPHYSICS
Date : January 6th 2004	By Senior Executive Vice President, Strategy, Control & corporate planning /Christophe PETTENATI AUZIERE /